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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 13, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release 002 dated February 13, 2003

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	13 February 2003 002	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
BUHRMANN AWARDED INDEMNITY PAYMENT OF EUR 79 MLN		Website www.buhrmann.com

        Buhrmann expects to receive EUR 79 million in cash from Ipfo Bail S.A. based in Paris, France. This is the outcome of arbitration proceedings, initiated in 1994 against the aforementioned French company (formerly named Locafrance S.A.).

        The claim was related to the acquisition by the Buhrmann Group in 1991 of all of the shares in the capital of the French company Agena S.A. Buhrmann's claim was based, among other things, on the warranty agreement concluded at the time of the acquisition.

        It is expected that this indemnity payment will result in a profit—after deduction of costs and taxes—of EUR 58 million.

        The sentence rendered by the arbitrators can only be challenged on the basis of limited grounds provided under French law and the New York Convention.

Note to editors

        For more information, please contact:

Buhrmann Corporate Communications

Ewold de Bruijne, +31 (0)20 651 10 34, ewold.de.bruijne@buhrmann.com

        Analysts can contact:

Buhrmann Investor Relations

Carl Hoyer, +31 (0)20 651 10 42, carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 25,000 employees in 30 countries.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2003
BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

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SIGNATURE